1 Under the Investment Company Act of 1940, as amended, a "vote of the majority of the outstanding securities" means the vote, at the annual or a special meeting of security holders duly called, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy or (ii) more than 50% of the outstanding voting securities, whichever is less. 2 Securities acquired in private transactions can be sold either (a) publicly, pursuant to Rule 144, another exemption, or an effective registration under the Securities Act of 1933 or (b) privately, without registration.